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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR
AND
REDESIGNATION OF DIRECTOR

Reference is made to the announcement of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) dated 13 June 2013 in relation to, among other things, the retirement of an Independent Non-executive Director of the Company.

The board of directors (the “Board”) of the Company is pleased to announce that:-

1.	Mr. Sean Maloney has been appointed as an Independent Non-executive Director of the Company with effect from 15 June 2013. Mr. Maloney has also been appointed as a member of the Company’s Compensation Committee and Strategic Advisory Committee; and

2.	Dr. Gao Yonggang has been appointed as Executive Vice President, Strategic Planning of the Company and has been redesignated as an Executive Director of the Company with effect from 17 June 2013.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that Mr. Sean Maloney has been appointed as an Independent Non-executive Director of the Company with effect from 15 June 2013. Mr. Maloney has also been appointed as a member of the Company’s Compensation Committee and Strategic Advisory Committee. Mr. Maloney’s brief biography is as follows:

Mr. Sean Maloney (“Mr. Maloney”), aged 56, spent over 30 years at Intel Corporation. He is known within the high tech industry as a visionary whose hard work and strategic planning contributed to the unprecedented global growth of the company.

From August 2011- January 2013, Mr. Maloney served as Chairman of Intel China where he was responsible for overseeing and developing the company’s strategy. Prior to this appointment, Mr. Maloney was an Executive Vice President at Intel and Co-General Manager of the corporation’s Intel Architecture Group (IAG). He was responsible for architecting, developing, and marketing Intel’s platform solutions for all computing segments including: data centers, desktops, laptops, netbooks/net-tops, handhelds, embedded devices, and consumer electronics. In this capacity, Mr. Maloney focused on business and operations with over one half of the company reporting to him. He also previously ran the company’s Communications Group.

Over the years, Mr. Maloney has been recognized for his keen understanding and abilities globally in sales and marketing as well as strategic planning. He served as the Chief of Sales and Marketing Worldwide for the company.

Mr. Maloney will hold the office of a Class III Independent Non-executive Director of the Company until the next general meeting of the Company at which he shall be eligible for re-election. If re-elected, Mr. Maloney will hold office until the 2016 annual general meeting of the Company.

Mr. Maloney does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company.

As an Independent Non-executive Director and a member of the Compensation Committee and the Strategic Advisory Committee, Mr. Maloney will be entitled to an annual cash compensation of US$50,000, and will be granted an option to subscribe for such number of ordinary shares of the Company equivalent to 0.014% of the outstanding shares of the Company as of the date of grant in accordance with the service contract between him and the Company. Save as disclosed above, Mr. Maloney is not interested in any other shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, there is no other information relating to Mr. Maloney that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

REDESIGNATION OF DIRECTOR

The Board is pleased to announce that Dr. Gao Yonggang has been appointed as Executive Vice President, Strategic Planning of the Company and has been redesignated as an Executive Director of the Company with effect from 17 June 2013. Dr. Gao’s brief biography is as follows:

Dr. Gao Yonggang (“Dr. Gao”), aged 48, was the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He was also a director and the Senior Vice President of Datang Telecom Technology& Industry Holdings Co., Ltd. He is a standing committee member of Accounting Society of China.

Dr. Gao was appointed as the Company’s Non-executive Director in 2009. He is also a director of two subsidiaries of the Company, namely Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing International (Shenzhen) Corporation.

Dr. Gao has more than 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries such as commercial, industrial, municipal utilities, and many different types of organizations including state-owned enterprises, private companies, joint ventures, and government agencies. In November 2004, he was appointed as the Chief Financial Officer of the China Academy of Telecommunications Technology by the State-owned Assets Supervision and Administration Commission.

Dr. Gao graduated from Nankai University with a Ph.D. in management. He has made in-depth studies in the field of financial investment, and has been involved in a number of key research projects and has many publications in this area. Dr. Gao is a Fellow of the Institute of Chartered Accountants in Australia.

Dr. Gao will hold the office of a Class I Executive Director of the Company and will hold office until the 2014 annual general meeting of the Company.

Save for the fact that until May 2013, Dr. Gao was a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd, which in turn is a substantial shareholder of the Company, Dr. Gao is not otherwise related with any directors, senior management or substantial or controlling shareholders of the Company.

In relation to the appointment of Dr. Gao as Executive Vice President, Strategic Planning and Executive Director of the Company, the amount of his emoluments is an annual cash compensation of RMB 1,344,000, Dr. Gao has been granted an option to purchase 13,608,249 ordinary shares of the Company, and will be granted 2,401,456 restricted share units in accordance with the service contract between him and the Company. Dr. Gao’s total emoluments have been approved by the Board with reference to his responsibilities, experience and qualifications. Any issue of new shares to Dr. Gao pursuant to vesting of the restricted share units shall be subject to the Listing Rules (including the obtaining of independent shareholders’ approval in connection with such an issue of new shares). Pursuant to the grant of the abovementioned share option to Dr. Gao, he is interested in 16,753,568 ordinary shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, there is no other information relating to Dr. Gao that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

SMIC CEO and Executive Director Dr. TY Chiu commented, “The new appointments and redesignation of directors and their roles will further improve the Company’s decision-making processes and professionalism on key strategies and developments, so to enhance our corporate governance structure, for the benefit of SMIC’s long-term business.”

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer Executive Director

Shanghai, 18 June 2013

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang

Non-executive Directors
Chen Shanzhi
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
Sean Maloney
Frank Meng
Lip-Bu Tan